UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)

                          APAC Customer Services, Inc.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                    -----------------------------------------
                         (Title of Class of Securities)

                                   00185E106
                                  ------------
                                 (CUSIP Number)

                              Howard Friedman, Esq.
                   6745 N. Kilpatrick, Lincolnwood, IL 60712
                                  847-983-4950
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  February 2, 2009
                                -----------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         00185E106
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                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [ ]
                   (b)     [ ]

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                3. SEC Use Only

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                4. Source of Funds (See Instructions)                        PF

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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)    N/A

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                6. Citizenship or Place of Organization
                                                        United States of America

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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                           3,606,942

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                        8. Shared Voting Power                               -0-

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                        9. Sole Dispositive Power                      3,606,942

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                       10. Shared Dispositive Power                          -0-

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               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person                               3,606,942

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               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)  N/A

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               13. Percent of Class Represented by Amount in Row (11)    7.1279%

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               14. Type of Reporting Person (See Instructions)
                                                                              IN

--------------------------------------------------------------------------------

         Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Ronald L. Chez (the "Reporting Person") hereby files this Amendment 2 to Schedule 13D which was filed May 14, 2008, and Amendment 1 thereto which was filed October 20, 2008.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 Par Value (the "Stock") of APAC Customer Services, Inc., Bannockburn Lake Office Plaza 1, 2333 Waukegan Road, Suite 100, Bannockburn, IL 60015.

Item 2.  Identity and Background.

         (a),  (b),  (c)

         The Reporting Person is an individual whose principal occupation is an investor and his business address is in Chicago, Illinois.

         (d) The Reporting Person has not, during the last five years or before, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years or before, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and amount of Funds or other Consideration.

         The source and amount of funds used by the Reporting Person to purchase shares of the Stock that require the filing of this Schedule 13D are personal funds including amounts held by individual retirement accounts for the benefit of the Reporting Person.

Item 4.  Purposes of Transaction.

         The shares of the Stock of the Issuer to which this statement relates have been acquired by the Reporting Person for investment purposes. The Reporting Person believes that the Issuer has continued to improve operating performance, thereby positioning Issuer to grow earnings and cash flow as well as further establishing itself in the customer services market. A limited liability company has expressed an intent in acquiring all outstanding shares of the Issuer at $1.61 per share. The Reporting Person plans to discuss this offer with other shareholders and possibly to engage an investment banker to evaluate that offer seeking to maximize shareholder value. The Reporting Person has written a letter to the Chairman of the Board of the Issuer which letter is attached to this Amendment 2 as Exhibit B. In that letter, the Reporting Person expresses his opinion that $1.61 per share is less than an appropriate valuation. It is possible that at a future date the Reporting Person might decide to seek a more active role in management, offer suggestions regarding strategy and/or to sell shares of the Stock or to acquire additional shares of the Stock through open market or privately negotiated transactions as well as to comment on, and to the extent practicable, suggest his opinion of an appropriate valuation involved in any potential acquisition of the Issuer. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions, operations and prospects of the Issuer, the market value of the Stock, the financial condition of the Reporting Person and other relevant factors. In addition, the Reporting Person may continue to recommend to the Issuer that additional specific meaningful standards be established with respect to senior management and director stock ownership; i.e., the actual purchase of shares to further assure the alignment of management and directors with shareholders. Except as noted above, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

         (j) Any action similar to any of those enumerated above. The Reporting Person does intend to further analyze and comment on the value of stock of the Issuer in an acquisition such as the one referred to in Item 4 above in this Amendment 2, and otherwise, as appropriate.

                  However, the Reporting Person may at some future date propose any of the foregoing changes or actions which he hereafter considers desirable in light of his examination of the Issuer, as well as its assets, operations, future prospects and of the circumstances prevailing at the time.

Item 5.           Interest in the Securities of the Issuer.

         (a) The aggregate number of Shares of the Stock owned beneficially by the Reporting Person is 3,606,942 (the "Shares") constituting approximately
7.1279 % of the outstanding shares of the Stock. The percentages in this Item 5(a) are based on 50,603,310 shares of the Stock Outstanding, as reported by Thomson One information services as of January 30, 2009.

         (b) The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

         (c) Except as described immediately below (and as set forth in Exhibit A hereto), the Reporting Person has not effected any transaction in shares of the Stock after November 30, 2008 prior to and including January 30, 2009. The Reporting Person purchased such Shares of Stock all in the open market as follows:

         Please see Exhibit A hereto entitled:  Exhibit A to this Amendment 1
Schedule 13D Issuer APAC Customer Services, Inc.,Reporting Person Ronald L.Chez.

         All purchases were made in the open market. The Reporting Person had previously owned 3,486,649 shares of Stock, all acquired in the open market at various prices prior to December 1, 2008.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) It is inapplicable, for purposes of this statement, to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Shares of the Stock of the Issuer.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         Exhibit A is schedule of Shares of Stock purchased by the Reporting Person after November 30, 2008 up to and including January 30, 2009.

         Exhibit B is a letter from the Reporting Person to the Chairman of the Board of the Issuer with regard to an offer for the Issuer's stock at $1.61 per share.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:   February 2, 2009                   /s/  Ronald L. Chez.

Exhibit A to Amendment 2 to Schedule 13D
Ronald L. Chez, Reporting Person
Re:  APAC Customer Services, Inc.
CUSIP No. 00185E106


           PURCHASE                   NO. OF              APPROXIMATE                        TOTAL
               DATE                   SHARES                COST                        COST including
                           - indicates sales              PER SHARE                        Commission



          12/1/2008                     4000                      $ 1.020                      $ 4,130
          12/2/2008                     2100                       1.0181                        2,188
         12/16/2008                     4600                       1.1160                        5,234
         12/17/2008                     6000                       1.0533                        6,420
         12/18/2008                     6479                       1.0147                        6,674
         12/19/2008                      200                         1.01                          208
         12/19/2008                     4661                       1.0228                        4,867
         12/19/2008                     2000                       1.0585                        2,177
         12/22/2008                      743                         0.98                          828
         12/23/2008                     2000                         0.98                        2,060
         12/24/2008                     2000                         0.99                        2,005
         12/26/2008                     8000                         1.02                        8,240
         12/29/2008                     2000                         0.98                        1,985
         12/30/2008                     8000                         1.02                        8,240
          1/18/2009                     6700                         1.18                        7,950
          1/18/2009                      100                         1.17                          118
          1/20/2009                     3000                         1.11                        3,350
          1/21/2009                     2310                         1.12                     2,631.28
          1/22/2009                     8100                       1.2499                       10,224
          1/27/2009                    10000                       1.2999                       13,099
          1/27/2009                     4000                         1.29                        5,200
          1/28/2009                     2000                         1.28                        2,580
          1/28/2009                     1800                         1.30                        2,358
          1/29/2009                     4000                         1.23                        5,020
          1/30/2009                     5000                         1.38                        6,950
          1/30/2009                    20500                       1.3954                       28,731

EXHIBIT B
to AMENDMENT 2
to SCHEDULE 13D
APAC -ClJSIP 00185E106

                                 RONALD L. CHEZ
                                __________ Street
                             Chicago, IL 60610-6010

                                773-274-7535 Fax
                              E-mail rlchez@rcn.com

January 30, 2009


Mr. Ted Schwartz
Chairman of the Board
APAC Customer Services, Inc.
Bannockburn Lake Office Plaza 1
2333 Waukegan Road, Suite 100
Bannockburn, IL 60015

                              SUBJECT: BUYOUT BID

Dear Ted,

With regard to the announcement yesterday morning as to Tresar Holdings LLC interest in acquiring the balance of outstanding AP AC shares, I plan to discuss this matter with other shareholders. Given the significantly improved operating performance achieved by the new management team, and the opportunities for APAC to grow earnings and cash flow, 1 believe the price being offered to shareholders does not at all constitute an appropriate valuation. I would appreciate the opportunity to meet with the Special Committee of APAC's Board and William Blair at an appropriate time.

I am confident that you and the Board will want all APAC shareholders to receive a fair price for their stock.

Sincerely




Ronald L. Chez

cc:               APAC Board
                  Securities and Exchange Commission